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                        International Microcircuits, Inc.
                              525 Los Coches Street
                               Milpitas, CA 95035


                                February 23, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:      INTERNATIONAL MICROCIRCUITS, INC.
         REGISTRATION STATEMENT ON FORM S-1
         FILE NO.:  333-45184

Ladies and Gentlemen:

I am writing with respect to the above-referenced registration statement (the "Registration Statement") which was filed with the Commission on September 5, 2000. By this letter, the company (the "Company") hereby requests that the Registration Statement be withdrawn effective immediately. No sales were made pursuant to the prospectus included in the Registration Statement. The Company and its underwriters have determined not to proceed with a public offering of the Company's Common Stock as contemplated by the Registration Statement at this time.

If you have any questions regarding this matter, please call Dennis Sullivan or John Fogg of Gray Cary Ware & Freidenrich, LLP, the Company's counsel, at 650/833-2000.

Very truly yours,

INTERNATIONAL MICROCIRCUITS, INC.


By:  /s/ ILHAN REFIOGLU
     -----------------------------
         Ilhan Refioglu
         Chief Executive Officer

cc:      Geoff Edwards, Securities and Exchange Commission
         Marcia Brown, The Nasdaq Stock Market
         Dennis Sullivan, Esq.
         John Fogg, Esq.